ewc	8950 E. Raintree Dr., Suite200 Scottsdale, AZ 85260
Epstein Weber & Conover, PLC	Phone 480-444-3424
Certified Public Accountants	Fax 480-444-3423

January 12, 2007

Dick Govatski

New Mexico Software, Inc.

5021 Indian School Rd., Suite 100

Albuquerque, NM 87110

Re: Termination of Services

Dear Dick:

This letter is to confirm our conversation of last month. In that conversation, I advised you that Epstein Weber & Conover, PLC would not continue to be engaged to audit the financial statements of New Mexico Software, Inc. for the year ending December 31, 2006. As I indicated, we made this decision as a result of our combination with Moss Adams LLP effective on January 1, 2007 and Moss Adams’ decision not to assume the role as your external independent accountants.

As a result of this decision, except to the extent discussed below, we will take no further action on your account. Since we are terminating our services as your accountants, you should consider seeking other advisors to assist you with the audit of your financial statements. We view our services with respect to such matters as being fully completed at this time.

We are available for communications with your successor auditor, subject to our obtaining written representations from you and your successor auditor regarding the use and limitations of any such communications. In addition, if requested, prior to allowing the successor auditor access to our audit documentation, we will require written authorization from you to allow such access, and a letter signed by the successor auditors in accordance with Statement on Auditing Standards No. 84 and our own professional practices. Either party’s failure to execute and return these letters may result in our denying the successor auditor access to our audit documentation.

For future filings with the SEC which are required to include or reference your financial statements for periods that we audited, we will perform procedures to the extent we consider necessary prior to re-issuance of our report or providing consent, as applicable.

New Mexico Software, Inc.

January 12, 2007

Your timely notification of the need for the re-issuance of our report or providing consent will help facilitate the process. Upon your notification, we will advise you of the terms and fees associated with the services to be provided. We will also notify you if for any reason we decline to re-issue our opinion or provide consent.

We appreciate the opportunity to have been of service to you over the years and wish you well with your future endeavors.

If you have any questions, please let me know.

Sincerely,

/s/ Mark E. Weber, for

Epstein, Weber & Conover, PLC